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                          UNITED STATES            |     OMB APPROVAL        |
                SECURITIES AND EXCHANGE COMMISSION --------------------------
                                                   |OMB Number: 3235-0058    |
                      Washington, D.C. 20549       --------------------------
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                             FORM 12b-25           SEC FILE NUMBER 000-29793
                                                   CUSIP NUMBER 68400F 10 9


                        NOTIFICATION OF LATE FILING


(Check One): /_/ Form 10-K /_/ Form 20-F /_/ Form 11-K /X/ Form 10-Q
             /_/Form N-SAR


For Period Ended: September 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
Opus360 Corporation
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Full Name of Registrant

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Former Name if Applicable

39 West 13th Street

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Address of Principal Executive Office (Street and Number)

New York, New York 10011

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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form
X N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant recently completed a reverse acquisition with a non-reporting private entity with significant international operations. In connection with this transaction, the Registrant needs additional time to complete the preparation of the accounting acquiror's consolidated financial statements and related disclosures in conformity with the requirements for the Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2001.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Peter Schwartz, 212-884-6432.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s). /X/  Yes   /_/ No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes /_/ No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the third quarter of 2000, the Registrant reported revenue and a net loss of $3.3 million and $17.6 million, respectively, with 49 million shares outstanding. For the current quarter, estimated revenue and net loss for the combined entities are approximately $16 million and $7 million, respectively, with 83 million average shares outstanding. Since the combination was accounted for as a reverse acquisition, the year-to-date and prior year activity being reported for the first time has proven difficult to reasonably estimate with any degree of accuracy.
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[GRAPHIC OMITTED]



                            Opus360 Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2001    By /s/ Peter Schwartz
                              --------------------------------
                                  Peter Schwartz, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
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International misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).